Filed by Nanometrics Incorporated Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                  Subject Company: August Technology Corporation
                                                  Commission File No.: 000-30637

         This filing relates to a planned merger (the "Merger") between Nanometrics Incorporated ("Nanometrics") and August Technology Corporation ("August") pursuant to the Agreement and Plan of Merger and Reorganization, dated January 21, 2005, by and among Nanometrics, Major League Merger Corporation (a wholly-owned subsidiary of Nanometrics), Minor League Merger Corporation (also a wholly-owned subsidiary of Nanometrics) and August (the "Merger Agreement").

         On March 22, 2005, the Chief Executive Officer of Nanometrics mailed a letter to certain Nanometrics' customers addressing certain aspects of the Merger. The text of the letter is set forth below.

--------------------------------------------------------------------------------

Dear Valued Customer,


         August Technology and Nanometrics, Inc. announced last month our plan to merge in order to create a stronger, more customer-focused provider of global metrology and inspection solutions. Both August and Nanometrics have affirmed our intentions to continue with the merger plan.

         Why is this merger so important?

         We believe the August-Nanometrics merger is good for the semiconductor industry and our customers. A combined August-Nanometrics will provide an array of front-end and final manufacturing inspection and metrology equipment that will offer better alternatives. That means more choices for you. We believe that keeping alive a competitive environment in metrology is good for the industry and good for you, our valued customer.

         The benefits of competition are numerous: A competitive market keeps everyone on their toes, keeps innovation alive, keeps customer service front and center, and keeps costs from escalating out of control. From our competitor's perspective, competition will hinder their ability to unduly influence technology roadmaps and maintain their grip on pricing.

         If you believe more competition is in the industry's best interests, please join us in insuring the successful, unhindered completion of the August-Nanometrics merger. We believe in the power of the market to decide what's rational and right. If you are concerned about larger companies gaining a potential chokehold on the metrology and inspection business, take action now. Use the power of your PO's to send a message. Use the power of the pen to let management and the media know of your concerns. Use the power of the proxy, by instructing your investment group to acquire shares of August Technology and voting down the other bid.

         Additionally, the challenges to small, innovative providers in our industry have never been greater. While often producing the best new ideas, small and mid-sized companies in the capital equipment industry today work very hard to serve your increasingly global needs, to meet their fiscal responsibilities as public companies (particularly under Sarbanes-Oxley) and to reinvest in leading edge R&D that can move technology forward. In these times, smart combinations like the August-Nanometrics merger can produce the technical, financial and infrastructure critical mass needed to serve you better.

         Much is at stake in this effort, not merely the joining of two small, spirited companies. At risk is the guarantee of an open arena of new ideas, for breakthroughs like integrated metrology, Optical Critical Dimension (OCD) metrology, advanced machine vision macro inspection and the future of important business issues, like metrology cost escalation.

         Please join me in working to preserve more, not fewer choices in meeting your future metrology needs.


Sincerely,

John Heaton
CEO
Nanometrics Incorporated

Cautionary Statement for the Purpose of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

         This letter contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words such as "believe," "expect," "anticipate," "plan," "potential," "continue" or similar expressions. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this letter include statements about future financial and operating results and the proposed Nanometrics/August merger. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies does not receive required shareholder or governmental approvals or fails to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which Nanometrics expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Nanometrics and August businesses will not be integrated successfully; costs related to the proposed merger; failure of the Nanometrics or August shareholders to approve the proposed merger, and other economic, business, competitive and/or regulatory factors affecting Nanometrics' and August's businesses generally, including those set forth in Nanometrics' and August's filings with the SEC, including their Annual Reports on Form 10-K for their respective most recent fiscal years, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. All forward-looking statements included in this letter are based on information available to Nanometrics on the date hereof. Nanometrics undertakes no obligation (and expressly disclaims any such obligation) to update forward-looking statements made in this letter to reflect events or circumstances after the date of this letter or to update reasons why actual results could differ from those anticipated in such forward-looking statements.

Additional Information and Where to Find It

         Nanometrics Incorporated, August Technology Corporation and Minor League Merger Corporation (which will be renamed by Nanometrics Incorporated and August Technology Corporation in connection with the proposed merger) intend to file a joint proxy statement/prospectus in connection with the merger transaction involving Nanometrics Incorporated, Major League Merger Corporation (a subsidiary of Nanometrics formed in connection with the proposed merger), Minor League Merger Corporation and August Technology Corporation. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Nanometrics Incorporated and August Technology Corporation and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Nanometrics Incorporated and August Technology Corporation with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Nanometrics Incorporated or August Technology Corporation investor relations at investors@nanometrics.com and invest@augusttech.com, respectively.

         Nanometrics Incorporated and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of August Technology Corporation and Nanometrics Incorporated with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Nanometrics Incorporated's Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on August 23, 2004. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from Nanometrics Incorporated investor relations at investors@nanometrics.com.